July 12, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       David Gessert

Celeste Murphy

Re:         Sera Prognostics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-257038

Acceleration Request

Requested Date:          July 14, 2021

Requested Time:         4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc., Cowen and Company, LLC and Willian Blair & Company, LLC, as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257038) (the “Registration Statement”) to become effective on Wednesday, July 14, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Milan Ninkov
Name: Milan Ninkov
Title: Vice President

COWEN AND COMPANY, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

WILLIAM BLAIR & COMPANY, LLC

By:	/s/ Craig Fryer
Name: Craig Fryer
Title: Director

cc:          Gregory C. Critchfield, M.D., M.S., Sera Prognostics, Inc.

Benjamin G. Jackson, Sera Prognostics, Inc.

Edwin M. O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Jonathan L. Kravetz, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan Gates, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel H. Follansbee, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

[Signature Page to Acceleration Request]